FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 04, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

August 04, 2006

On August 3, 2006, OAO Tatneft issued the following press-release:

Amendments to the Russian Tax Code  Introducing  Improved  Mechanics for  Calculation and Payment of Natural  Resources  Production Tax
Approved

3 August 2006

On 28 July 2006,  President  Vladimir  Putin  signed the  Federal  Law "On  Amendments  in Chapter 26 of Part II of the Tax Code of the
Russian Federation and Considering  Certain  Legislative Acts of the Russian Federation Expired" that was passed by the State Duma on 8
July 2006 and approved by the Federation Council on 14 July 2006.

The law  introduces  a  differentiated  taxation of natural  resources  production  that is tied to the level of  depletion of reserves
(discount  will apply to oil fields  with the  depletion  ratio above 80%).  Differentiated  taxation  will allow OAO Tatneft and other companies  producing  oil at fields with high level of depletion to extend the term of  economically  viable  production  from such oil fields.  According to evaluations of Tatneft's experts,  oil production at Tatneft's largest oil field  Romashkinskoye  which is one of the oldest will be subject to the reduced rate (with application of the discount tied to depletion levels).

In addition,  the new law establishes  zero tax rate for production of viscous (heavy) oil produced from resources  containing oil with high viscosity over 200 cp (in layer  conditions).  Currently OAO Tatneft  conducts active works for exploration of bitumen reserves on the territory of Tatarstan.  Tests of technology for pilot  production of bitumen  whereby steam is pumped with horizontal pass through wells were conducted this year on Ashalchinsky  oil field.  According to certain  evaluations,  there are from 1.5 bln up to 7 bln tons
(approximately  from 10.8 up to 50.4 bln barrels) of natural bitumen in Tatarstan with average  occurrence at 80 up to 200 meters (from
262.47 up to 656.17 feet).  Zero rate for production of bitumen would significantly improve economics of production from such fields.

The Federal Law "On Amendments in Chapter 26 of Part II of the Tax Code of the Russian Federation and Considering  Certain  Legislative
Acts of the Russian Federation Expired" will come into effect on 1 January 2007.

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:    August 04, 2006